FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 23, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

  Press release dated December 22, 2004, regarding the Company's successful financial restructuring.

Item 1.

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete Kevin Kirkeby -Lauren Puffer

M. José Rodríguez - Florencia Acosta The Global Consulting Group

Telefónica CTC Chile Tel: 1-646-284-9400

Tel.: 562-691-3867 E-mail:

Fax: 562-691-2392 k.kirkeby@hfgcg.com

schelle@ctc.cl - vgaete@ctc.cl lpuffer@hfgcg.com

mjrodri@ctc.cl - macosta@ctc.cl

TELEFÓNICA CTC CHILE SUCCESSFULLY COMPLETES FINANCIAL RESTRUCTURING

  The restructuring generated a debt reduction of over US$500 million, an increase in the average maturity term and a decrease in the average cost of debt, which should reduce financial expenses in the following years.

  The restructuring included the renegotiation of syndicated loans for US$200 million, the repurchase of Yankee Bonds for US$182 million, both of which were completed in December of 2004. Additionally, between July and December, 2004, the Company paid down maturing debt together with debt prepayments for a total amount of US$210 million.

  The restructuring will also include the redemption of Series K Local Bonds for US$115 million scheduled for February, 2005.

Santiago, Chile - December 22, 2004 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") today announced that it has successfully completed its financial restructuring initiated after the sale of Telefónica Móvil de Chile S.A. The restructuring included the renegotiation of a syndicated loan for US$200 million, through which the Company extended the maturity term to 5 years, from February and August 2005, to December 2009, and reduced the interest rate level from LIBOR + 1.125% to LIBOR + 0.40%. The refinancing involved ten banks and was led by Barclays Capital, Calyon New York Branch, The Bank of Tokyo-Mitsubishi. Ltd., Caja Madrid Miami Agency and San Paolo IMI S.p.A.

Similarly, in early December, the Company completed a tender offer for its two series of Yankee Bonds. Led by Citigroup Global Markets, US$182 million were repurchased, reducing debt from US$388 million to US$206 million.

Coupon	Amt. Repurchased (US$ million)	Maturity	Average Price
7.625%	138	07/15/2006	107.05%
8.375%	44	01/01/2006	105.36%

Financed through operating cash flow and funds collected from the sale of Telefónica Móvil de Chile, the Company reduced its debt level together with its financial expenses, since the bonds had higher interest rates than current market levels (US$ + 8% /year and maturing in 2006). As a result of the repurchase, the Company expects to recognize a charge for approximately US$14 million in the fourth quarter of 2004, which should be compensated by lower financial expenses in both 2005 and 2006.

Additionally, since the sale of Telefónica Móvil de Chile, the Company has also paid down US$210 million in financial obligations so far this year, which included US$155 million in Eurobonds that expired in August 2004, together with prepayments for US$50 million.

The final operation of this restructuring process will be the redemption of US$115 million (UF 4 million) of Series K Local Bonds, which have an annual interest rate of UF + 6.75% and expire in February, 2020. The redemption is scheduled for February 15, 2005, at a price of 100% nominal face value, in accordance with the issuance agreement for these bonds.

Once the redemption of the Series K bonds is completed the Company will have a debt level of approximately US$1,000 million, representing one-third of the debt levels held in 1999, and will maintain a balanced amortization schedule over the next 5 years as well as debt levels of roughly 2 times EBITDA.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2003. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer